EXHIBIT 23.1

                          Independent Auditors' Consent


We consent to the use of our report dated March 27, 2003 on the consolidated financial statements of Sun Network Group, Inc. and Subsidiary as of December 31, 2002, 2001, 2000 included herein on the registration statement of Sun Network Group, Inc on Form SB-2, as amended, and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 27, 2003 contains an explanatory paragraph that states that the Company has nominal revenues, suffered continuing operating losses, has an accumulated deficit, has cash used in operations and has a working capital deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


SALBERG & COMPANY, P.A.
Boca Raton, Florida
May 7, 2003